

August16, 2012

<u>Via E-mail</u>
Joshua G. Sisk
President
OICco Acquisition I, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re: OICco Acquisition I, Inc.**
> **Post-Effective Amendment No. 5 to Form S-1**
> **Filed July 20, 2012**
> **File No. 333-162084**

Dear Mr. Sisk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note that in response to our prior comments you have filed some of the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934; however, you still have not filed all such required reports. For example, please tell us when you intend to file your quarterly reports on Form 10-Q for the periods ended March 31, 2012 and June 30, 2012.

Reconfirmation Offering, page 4

2.   Please disclose the reasons for the July 2, 2012 addendum to the exchange agreement that provides an additional forty five million shares of OICco to Imperial Automotive Group. Also, please tell us where you have filed that addendum as an exhibit and explain how you determined that the acquisition target has a value equal to at least 80% of the offering proceeds.

3. Please expand your disclosure to identify the current assets of Imperial Automotive Group.   We note you state Imperial Automotive Group "intends to acquire the Imperial Coachworks assets."   Please expand your disclosure to identify those assets, how much you intend to pay for them and who owns Imperial Coachworks.

Management Team of Acquisition Candidates, page 36

4. We note your disclosure states that your CEO's other business activities appear limited to providing consulting services. Please expand your disclosure of your CEO's current business and disclose how his current businesses relate to Imperial Automotive Group. For example, we note on page 50, note 9 states that the CEO is "free to use the Company's equipment in his other businesses which share the same physical location as the company."

5. We note the landlord for the lease is Imperial Coach Works Inc. and it is unclear what relationship this has to Mr. Spaniak Jnr and Mr. Spaniak Snr.   Please expand your disclosure to describe your lease arrangement and any related party transactions.

Financial Statements

6. Please update the financial statements when required by Rule 8-08 of Regulation S-X. In addition, please provide currently dated and signed consents from your independent accountants with your next amendment.

Report of Independent Registered Public Accounting Firm, page 15

7. The auditors' report does not address the financial statements for the year ended December 31, 2010. Please revise to include an audit report that covers all periods included in the financial statements.

OICco Acquisition 1, Inc. Financial Statements for the Period Ended March 31, 2012, page 28

8. Please revise your balance sheet on page 28 at December 31, 2011 to agree with the balance sheet on page 16.

Liquidity and Capital Resources, page 36

9. Please explain what you mean when you state that the company may rely on the "efforts of the Company's shareholders" to accomplish your business purposes.

Imperial Automotive Group Financial Statements for the Period Ended December 31, 2011, page 51

10. We note from your response to comment 19 in our letter dated February 6, 2012 that Imperial has adopted a fiscal year end of December 31. Please revise to include audited financial statements as of and for the period ending December 31, 2011.

11. Please reconcile your disclosure on your Balance Sheet that indicates that 44 million shares of common stock are outstanding at December 31, 2011 with your Statement of Stockholders Deficit that indicates 1 million shares of common stock are outstanding.

OICco Acquisition I, Inc. Financial Statements, pages 70 through 88

12. Please tell us the reason for the consolidated financial statements of OICco Acquisition I included on pages 70 through 88. It is unclear why you have consolidated the financial statements of OICco and Imperial, considering that the merger transaction has not been consummated and is pending a final vote on the transaction. Please remove these financial statements or tell us why you believe they are appropriate.

Unaudited Pro Forma Combined Financial Information

13. Please refer to our prior comment 8 in our letter dated March 15, 2012. We see that you reference Unaudited Pro Forma Combined Financial Statements in your table of contents on page 3 of the filing, but we do not see where such information is included in the filing. Please tell us your accounting treatment for the merger and explain why you have not provided pro forma financial information that complies with Rule 8-05 of Regulation S-X.

Exhibits 23.1

14. Please tell us why the consent from your auditors in Exhibit 23.1a refers to Imperial Automotive as your subsidiary, when, the merger transaction has not yet been consummated. Please remove the consent in Exhibit 23.1b since it refers to the financial statements of Liberty Electric which are no longer included in the registration statement. In addition, please tell us where you have included the audit report for the consent in Exhibit 23.1c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at 202-551-3640 or Brian Cascio, Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail):   Harold Gewerter, Esq.